

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 12, 2018

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

      Re: Par Pacific Holdings, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2017
              Form 10-K for the Fiscal Year ended December 31, 2016
              File No. 001-36550

Dear Mr. Pate:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Karl Hiller *for*

              John Reynolds
              Assistant Director
              Office of Natural Resources

cc: James Matthew Vaughn
       Senior Vice President and General Counsel